Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the month of January 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: January 26 2006

List of materials

Documents attached hereto:


i) Press Release Announcing Consolidated Financial Results for the Third Quarter Ended December 31, 2005


                                                 Sony Corporation
                                             6-7-35 Kitashinagawa
                                                     Shinagawa-ku
                                             Tokyo 141-0001 Japan

                                                      No: 06-007E
                                  3:00 P.M. JST, January 26, 2006


                         Consolidated Financial Results
                 for the Third Quarter Ended December 31, 2005


Tokyo, January 26, 2006 -- Sony Corporation today announced its consolidated results for the third quarter ended December 31, 2005 (October 1, 2005 to December 31, 2005).


     (Billions of yen, millions of U.S. dollars, except per share amounts)
                               Third quarter ended December 31

                            2004        2005  Change        2005*
                                              in Yen
----------                ------      ------  ------       ------
Sales and operating     Y2,148.2    Y2,367.6   +10.2%     $20,064
 revenue
Operating income           138.2       202.8   +46.8        1,719
Income before income       149.2       225.9   +51.4        1,914
 taxes
Equity in net income         2.3        19.5  +735.6          165
 of affiliated companies
Net income                 143.8       168.9   +17.5        1,432

Net income per share
 of common stock
 - Basic                 Y155.32     Y169.36    +9.0        $1.44
 - Diluted                138.08      161.60   +17.0         1.37



* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y118=U.S.$1, the approximate Tokyo foreign exchange market rate as of December 30, 2005.

Unless otherwise specified, all amounts are on the basis of Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP").


Consolidated Results for the Third Quarter Ended December 31, 2005
------------------------------------------------------------------
Sales and operating revenue ("sales") increased by 10.2% compared with the same quarter of the previous fiscal year; on a local currency basis sales increased 3%. (For all references herein to results on a local currency basis, see Note I.)

Sales within the Electronics segment increased by 4.7% compared with the same quarter of the previous fiscal year (a 2% decrease on a local currency basis). In terms of product categories within the Electronics segment, sales of LCD televisions, LCD rear-projection televisions and flash memory and hard drive Walkman(R) digital audio players increased, while there was a decrease in sales of CRT and plasma televisions. In the Game segment, sales increased 48.3% as a result of the contribution from hardware and software sales of PSP(R) (PlayStation(R) Portable) ("PSP"). In the Pictures segment, sales decreased 0.4%, a 10% decrease on a U.S. dollar basis (please refer to the note regarding the Pictures segment), compared with the same quarter of the prior fiscal year primarily due to the significant home entertainment contribution of Spider-Man 2 in the prior fiscal year's third quarter and lower theatrical revenues from the underperformance of The Legend of Zorro and Zathura. In the Financial Services segment, revenue increased by 31.3% compared to the same quarter of the previous fiscal year mainly due to an improvement in gains and losses on investments primarily at Sony Life Insurance Co., Ltd. ("Sony Life").

Operating income increased 46.8% (a 30% increase on a local currency basis) compared with the same quarter of the previous fiscal year. Within the Electronics segment, an improvement in the cost of sales ratio, as well as favorable foreign exchange rates, resulted in an increase in operating income. In the Game segment, operating income increased primarily due to the steady expansion of the PSP platform in all geographic areas. In the Pictures segment, a small operating loss was recorded due to the factors noted above for sales and operating revenue. In the Financial Services segment, there was a significant increase in operating income mainly attributable to the increase in gains on investments at Sony Life.

Restructuring charges, which were recorded as operating expenses, for the third quarter amounted to Y14.7 billion ($125 million) compared to Y10.5 billion in the same quarter of the previous fiscal year. In the Electronics segment, restructuring charges were Y14.6 billion ($124 million) compared to Y10.5 billion in the same quarter of the previous fiscal year.

Income before income taxes increased 51.4% compared to the same quarter of the previous fiscal year. An improvement in the net effect of other income and other expenses was mainly the result of a gain of Y19.0 billion ($161 million) on the change in interest resulting from the initial public offering of Sony Communication Network Corporation ("SCN").

Income taxes: During the third quarter of the current fiscal year, Sony recorded Y75.7 billion ($642 million) of income tax expense, resulting in an effective tax rate of 33.5%. This effective tax rate was lower than the Japanese statutory tax rate primarily as a result of an increase in profits at foreign subsidiaries subject to lower rates of tax. In the same quarter of the previous fiscal year, valuation allowances at Sony's
U.S. subsidiaries were reversed resulting in an effective tax rate of 4.7%.

Equity in net income of affiliated companies of Y19.5 billion
($165 million) was recorded, a Y17.2 billion increase compared to the same quarter of the previous fiscal year.

Sony recorded equity income of Y10.3 billion ($87 million) for SONY BMG MUSIC ENTERTAINMENT ("SONY BMG") and Y9.8 billion
($83 million) for Sony Ericsson Mobile Communications AB ("Sony Ericsson"). However, Sony also recorded equity in net loss of approximately Y2.4 billion ($20 million) for Metro-Goldwyn-Mayer Inc. ("MGM")*. The equity in net loss for MGM includes non-cash interest of Y1.5 billion ($13 million) on cumulative preferred stock. This equity in net loss is subject to adjustment reflecting the final allocation of the purchase price for the acquisition. In addition, Sony recorded equity income of Y1.0 billion ($8 million) for S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd. ("S-LCD").

*On April 8, 2005, a consortium led by Sony Corporation of America and its equity partners completed the acquisition of MGM. As part of the acquisition, Sony invested $257 million in exchange for 20% of the total equity. However, based on the percentage of common stock owned, Sony records 45% of MGM's net income (loss) as equity in net income (loss) of affiliated companies.

Net income, as a result, was Y168.9 billion ($1,432 million), an increase of 17.5% compared to the same quarter of the previous fiscal year.


Operating Performance Highlights by Business Segment
----------------------------------------------------
Note: As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. The newly formed company, SONY BMG, is 50% owned by each parent company. Under U.S. GAAP, SONY BMG is accounted for by Sony using the equity method and, since August 1, 2004, 50% of net profits or losses of this business have been included under "Equity in net income (loss) of affiliated companies."

In connection with the establishment of this joint venture, Sony's non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment to recognize the new management reporting structure whereby Sony's Electronics segment has now assumed responsibility for these businesses. Effective April 1, 2005, a similar change was made with respect to Sony's Japan based disc manufacturing business. Results for the three and nine month periods ended December 31, 2004 in the Electronics segment have been restated to account for these reclassifications.

Effective April 1, 2005, Sony no longer breaks out its music business as a reportable segment as it no longer meets the materiality threshold. Accordingly, the results for Sony's music business are now included within the Other segment and the prior fiscal year's results have been reclassified to the Other segment for comparative purposes. Results for the three and nine month periods ended December 31, 2005 and the three month period ended December 31, 2004 in the Other segment include the results of Sony Music Entertainment Inc.'s ("SMEI") music publishing business and Sony Music Entertainment (Japan) Inc. ("SMEJ"), excluding Sony's Japan based disc manufacturing business which, as noted above, has been reclassified to the Electronics segment. However, results for the nine month period ended December 31, 2004 in the Other segment include the consolidated results for SMEI's recorded music business for the period through August 1, 2004, as well as the results for SMEI's music publishing business and SMEJ excluding Sony's Japan based disc manufacturing business.



Electronics
-----------           (Billions of yen, millions of U.S. dollars)
                              Third quarter ended December 31

                            2004        2005  Change         2005
                                              in Yen
----------                ------      ------  ------       ------
Sales and operating     Y1,524.6    Y1,595.8    +4.7%     $13,523
 revenue
Operating income            50.5        78.9   +56.2          668


Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales increased by 4.7% compared to the same quarter of the previous fiscal year (a 2% decrease on a local currency basis). Sales to outside customers increased 2.5% compared to the same quarter of the previous fiscal year. There was an increase in sales of several products including LCD televisions, following the launch of the new BRAVIA TM models, which experienced increased sales in all geographic areas, as well as LCD rear-projection televisions, which saw increased sales in the U.S., and flash memory and hard drive Walkman digital audio players, which saw increased sales in all geographic areas. On the other hand, there was a decline in sales of CRT televisions which experienced a continued shift in demand towards flat panel televisions, as well as plasma televisions, which faced intense business competition. By geographic area, declining sales in Japan and Europe were offset by increased sales in Other Areas and the U.S.

Operating income increased by Y28.4 billion or 56.2% compared with the same quarter of the previous fiscal year, due to an improvement in the cost of sales ratio associated with enhanced product appeal and cost reductions, as well as favorable foreign exchange rates. With regard to products within the Electronics segment, products which had a positive impact on operating income included "VAIO" PCs, which experienced an increase in operating profit margin mainly due to favorable notebook PC sales and cost reductions, "Handycam(R)" video cameras, which experienced an increase in sales of DVD and high definition video cameras, and broadcast-use equipment, which experienced good sales performance of high definition broadcast production equipment. On the other hand, CRT televisions experienced a decrease in operating income due to a significant decrease in sales.

Inventory, as of December 31, 2005, was Y598.8 billion ($5,075 million), a Y27.9 billion, or 4.9%, increase compared with the level as of December 31, 2004 and a Y43.6 billion, or 6.8%, decrease compared with the level as of September 30, 2005.

Operating Results for Sony Ericsson Mobile Communications AB
------------------------------------------------------------
The following operating results for Sony Ericsson, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance. In addition, please note that the operating results of Sony
Ericsson discussed below are reported on an International Financial Reporting Standards basis, and thereby differ from the operating results reported on a U.S. GAAP basis contained within Sony's equity in net income (loss) of affiliated companies.

Sales for the quarter were Euro 2,310 million, an increase of Euro 305 million, or 15%, compared with the same quarter of the previous fiscal year, boosted by hit models such as camera phones and "Walkman" phones. Units shipped in the quarter reached 16.1 million, a 28% increase compared to the same period last fiscal year. Income before taxes was Euro 206 million and net income was Euro 144 million, which represents a year-on-year increase of Euro 66 million, or 47%, and Euro 89 million, or 162%, respectively. As a result, equity in net income of Y9.8 billion ($83 million) was recorded by Sony.



Game
----                  (Billions of yen, millions of U.S. dollars)
                               Third quarter ended December 31

                            2004        2005  Change         2005
                                              in Yen
----------                ------      ------  ------       ------
Sales and operating       Y282.6      Y419.2   +48.3%      $3,553
 revenue
Operating income            44.6        67.8   +52.1          575


Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales increased 48.3% compared with the same quarter of the previous fiscal year (a 42% increase on a local currency basis).

Hardware: There was a significant increase in sales in all geographic areas primarily due to a significant contribution to sales from PSP, which experienced favorable growth in all geographic areas. In addition, PlayStation 2 ("PS2") continued its favorable performance, experiencing sales on a par with those in the same quarter of the previous fiscal year.
Software: Overall software sales increased as a result of the contribution to sales from PSP software, despite a decrease in PS2 software sales. On a regional basis, revenue increased in the U.S. and Europe, although it decreased in Japan.

Operating income of Y67.8 billion ($575 million) was recorded, an increase of Y23.2 billion or 52.1% compared with the same quarter of the previous fiscal year mainly due to the steady expansion of the PSP platform in all geographic areas, as well as the continued favorable performance of the PS2 business.
This increase was partially offset by continued aggressive research and development spending associated with PLAYSTATION(R) 3, as well as an increase in advertising and promotion expenses incurred during the quarter.

Worldwide hardware production shipments:*
-> PS2:   5.36 million units (a decrease of 2.03 million units)
-> PSP:   6.22 million units (an increase of 5.71 million units)
Worldwide software production shipments:*
-> PS2:   93 million units (a decrease of 16 million units)
-> PSP:   14.5 million units (an increase of 13.2 million units)

* Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.


Inventory, as of December 31, 2005, was Y103.9 billion ($881 million), a Y58.5 billion, or 128.8%, increase compared with the level as of December 31, 2004 and a Y11.0 billion, or 9.5%, decrease compared with the level as of September 30, 2005.



Pictures
--------              (Billions of yen, millions of U.S. dollars)
                              Third quarter ended December 31
                            2004        2005  Change         2005
                                              in Yen
----------                ------      ------  ------       ------
Sales and operating       Y203.1      Y202.2    -0.4%      $1,714
 revenue
Operating income (loss)     18.6        (0.4)      -           (3)


The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussions of certain portions of its results are specified as being on "a U.S. dollar basis."


Sales decreased 0.4% compared with the same quarter of the previous fiscal year (a 10% decrease on a U.S dollar basis). Sales on a U.S. dollar basis decreased primarily due to the significant home entertainment contribution of Spider-Man 2 in the prior fiscal year's third quarter and lower theatrical revenues from the underperformance of The Legend of Zorro and Zathura. Although there were no comparable releases to Spider-Man 2 in the third quarter of this fiscal year, the home entertainment releases of Christmas with the Kranks and The Exorcism of Emily Rose contributed to the current quarter's revenues.

An operating loss of Y0.4 billion ($3 million) was recorded as compared to operating income of Y18.6 billion in the same quarter of the previous fiscal year. The decrease was due to the lack of a comparable Spider-Man 2 home entertainment operating profit contribution in the current fiscal year's third quarter combined with losses recorded from the underperformance in the current quarter on the films noted above.


Financial Services
------------------    (Billions of yen, millions of U.S. dollars)
                               Third quarter ended December 31
                            2004        2005  Change         2005
                                              in Yen
----------                ------      ------  ------       ------
Financial service         Y145.0      Y190.4   +31.3%      $1,613
 revenue
Operating income            13.9        47.0  +238.4          399


Unless otherwise specified, all amounts are on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis.


Financial service revenue was Y190.4 billion ($1,613 million), a 31.3% increase compared with the same quarter of the previous fiscal year, mainly due to an increase in revenue at Sony Life. Revenue at Sony Life was Y167.2 billion ($1,417 million), a Y45.4 billion, or 37.3% increase compared with the same quarter of the previous fiscal year. The reasons for this increase were an improvement in gains and losses from investments and an increase in revenue from insurance premiums reflecting an increase of insurance-in-force.

Operating income was Y47.0 billion ($399 million), a Y33.1 billion, or 238.4% increase compared with the same quarter of the previous fiscal year, mainly as a result of an improvement in gains and losses on investments in the general account at Sony Life, primarily resulting from an improvement in valuation gains from stock conversion rights in convertible bonds. As a result of the abovementioned factors, operating income at Sony Life increased by Y34.1 billion or 243.8% to Y48.0 billion ($407 million).


Other
-----                 (Billions of yen, millions of U.S. dollars)
                               Third quarter ended December 31
                            2004        2005  Change         2005
                                              in Yen
----------                ------      ------  ------       ------
Sales and operating       Y109.3      Y118.1    +8.1%      $1,001
 revenue
Operating income            13.4        14.9   +11.0          126


Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales increased 8.1% compared with the same quarter of the previous fiscal year. This increase was mainly due to strong sales at a business within the segment engaged in the production and marketing of animation products, at a Japanese subsidiary involved in the advertising agency business, and at SMEJ.

Sales at SMEJ increased compared to the same quarter of the previous fiscal year primarily as a result of increased album and single sales. Best selling albums during the quarter included Ken Hirai 10th Anniversary Complete Single Collection '95- '05 "Uta Baka" by Ken Hirai, BEST by Mika Nakashima, and NATURAL by ORANGE RANGE.

Operating income of Y14.9 billion ($126 million) was recorded, representing an increase of Y1.5 billion compared to the same quarter of the previous fiscal year. Despite the recording of a gain related to the sale of a retail and showroom building in Japan during the same quarter of the previous fiscal year, this increase was mainly the result of cost reductions at network related businesses within Sony Corporation and an improvement in the cost of sales ratio and the higher sales, as noted above, at SMEJ.

Operating Results for SONY BMG MUSIC ENTERTAINMENT
--------------------------------------------------
The following operating results for SONY BMG, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance.

SONY BMG recorded sales revenue of $1,496 million, a less than 1% year-on-year decline, income before income taxes of $252 million, an increase of $217 million year-on-year, and net income of $178 million, an increase of $157 million year-on-year, during the quarter ended December 31, 2005.
Income before income taxes included $47 million of restructuring charges. Despite continued sluggish market conditions in a number of territories worldwide, the significant year-on-year increase in income before income taxes was due to a $121 million year-on-year reduction in restructuring charges, the realization of incremental cost savings and the success of several releases in the marketplace. Best selling albums during the quarter included Il Divo's Ancora, Kelly Clarkson's Breakaway and
Kenny Chesney's The Road and The Radio. As a result, equity in net income of Y10.3 billion ($87 million) was recorded by Sony.

Cash Flow
---------
The following charts show Sony's unaudited condensed statements of cash flow for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony's consolidated financial statements.


Cash Flow - Excluding Financial Services segment
------------------------------------------------
                      (Billions of yen, millions of U.S. dollars)
                                Nine months ended December 31
Cash flow                   2004        2005  Change         2005
                                              in Yen
----------                ------      ------  ------       ------
- From operating          Y230.8       Y45.2 Y-185.6         $383
   activities
- From investing          (414.7)     (205.4) +209.3       (1,741)
   activities
- From financing           (35.4)       50.9   +86.3          432
   activities
Cash and cash              592.9       519.7   -73.2        4,405
 equivalents at
 beginning of
 the fiscal year
Cash and cash              378.1       438.7   +60.6        3,717
 equivalents as
 of December 31


Operating Activities: During the nine months ended December 31,
2005, net cash was generated mainly as a result of the recording of net income resulting primarily from the contribution of the Game segment, and from the Electronics segment during the year-end sales season.

Investing Activities: During the nine months ended December 31, 2005, although Sony purchased fixed assets mainly within the Electronics segment consisting primarily of semiconductor manufacturing facilities, Sony carried out the sale of a portion of stock resulting from the initial public offering of SCN and the sale of securities investments. In the same period of the previous fiscal year, in addition to investment in semiconductor manufacturing facilities, Sony also carried out investment towards S-LCD.

As a result, the total amount of cash flow from operating activities and from investing activities during the nine months ended December 31, 2005 was a use of cash of Y160.2 billion
($1,358 million).

Financing Activities: During the nine months ended December 31,
2005, although Sony redeemed a portion of its long-term debt including bonds, financing was carried out through the issuance of straight bonds and commercial paper.

Cash and Cash Equivalents: In addition to the aforementioned information, the total balance of cash and cash equivalents, accounting for the effect of foreign currency exchange rate fluctuations, decreased Y81.1 billion compared to March 31, 2005, and increased by Y60.6 billion compared to December 31, 2004, to Y438.7 billion ($3,717 million) as of December 31, 2005.


Cash Flow - Financial Services segment
--------------------------------------
                      (Billions of yen, millions of U.S. dollars)
                                Nine months ended December 31
Cash flow                   2004        2005  Change         2005
                                              in Yen
----------                ------      ------  ------       ------
- From operating          Y114.5       Y78.3  Y-36.2         $664
   activities
- From investing          (455.2)     (369.9)  +85.3       (3,135)
   activities
- From financing           281.7       208.7   -73.0        1,768
   activities
Cash and cash              256.3       259.4    +3.1        2,198
 equivalents at
 beginning of
 the fiscal year
Cash and cash              197.2       176.4   -20.8        1,495
 equivalents as
 of December 31


Operating Activities: Net cash from operating activities was generated mainly due to an increase in revenue from insurance premiums, reflecting primarily an increase in insurance-in-force at Sony Life.

Investing Activities: Payments for investments and advances exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances primarily as a result of investments in mainly Japanese fixed income securities carried out at Sony Life, as well as an increase in advance payments for housing loans and investments in marketable securities at Sony Bank.

Financing Activities: Net cash from financing activities was generated as a result of an increase in policyholders' accounts at Sony Life and an increase in deposits from customers in the banking business.

Cash and Cash Equivalents: As a result of the above, cash and cash equivalents decreased Y83.0 billion compared to March 31, 2005, and decreased Y20.8 billion compared to December 31, 2004, to Y176.4 billion ($1,495 million) as of December 31, 2005.

Notes
-----
Note I: During the quarter ended December 31, 2005, the average value of the yen was Y116.4 against the U.S. dollar and Y137.9 against the Euro, which was 9.8% lower against the U.S. dollar and 1.7% lower against the Euro, compared with the average rates for the same quarter of the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating income obtained by applying the yen's monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current quarter. Local currency basis results are not reflected in Sony's financial statements and are not measures conforming with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note II: "Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income" in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.


Outlook for the Fiscal Year ending March 31, 2006
-------------------------------------------------
Sony's consolidated operating results forecast for the fiscal year ending March 31, 2006 has been revised as per the table below:


                                        Change from
                             Current      September        September
                            Forecast       Forecast         Forecast
                              ------         ------           ------
Sales and operating   Y7,400 billion             +2%  Y7,250 billion
 revenue
Operating income         100 billion              -      (20 billion)
 (loss)
(Restructuring
 charges included
 within
 Operating income        140 billion      unchanged      140 billion)
Income before            190 billion           +375%      40 billion
 income taxes
Equity in net              5 billion              -       (8 billion)
 income (loss)
 of affiliated
 companies
Net income (loss)         70 billion              -      (10 billion)


Assumed foreign currency exchange rates for the fourth quarter of the fiscal year: approximately Y114 to the U.S. dollar and approximately Y138 to the Euro.

The principal reason for this revision is that, in addition to the higher than anticipated depreciation of the yen during the third quarter of the current fiscal year, operating results during the third quarter were higher than forecast mainly within the Electronics and Financial Services segments. Within the Electronics segment, the television business in particular performed significantly better than anticipated, as did the "VAIO" PC business. On the other hand, the performance of the Pictures segment for the third quarter of the current fiscal year was lower than expected.

The revision to income before income taxes, in addition to the above, reflects the change in interest resulting from SCN's initial public offering. In addition, the revision to equity in net income (loss) of affiliated companies is a result of better than anticipated results in particular at S-LCD and Sony Ericsson.

Although the factors set out above had a positive effect on operating results during the third quarter, Sony continues to operate in an uncertain global business environment during the fourth quarter of the fiscal year.

Our forecast for research and development costs has been revised down by Y10 billion since our forecast of April 27, 2005 as per the table below. However, our forecast for capital expenditures and depreciation and amortization is unchanged from the forecast of April 27, 2005.


                                                         Change from
                                                            previous
                                        Forecast         fiscal year
                                          ------              ------
Capital expenditures                Y410 billion                 +15%
 (additions to fixed assets)
Depreciation and amortization*       390 billion                  +5
(Depreciation expenses for           320 billion                  +6)
 tangible assets
Research and development             510 billion                  +2
 expenses
* Including amortization of intangible assets and amortization of deferred insurance acquisition costs.


Cautionary Statement
--------------------
Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project,"
"anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and music business); (iv) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment and music business; (v) Sony's ability to implement successfully its network strategy for its Electronics, Pictures and Other segments, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and music business in light of the Internet and other technological developments; (vi) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (vii) shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful Asset Liability Management in the Financial Services segment; and (viii) the success of Sony's joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.


Business Segment Information (Unaudited)
----------------------------------------
                              (Millions of yen, millions of U.S. dollars)

Sales and                            Three months ended December 31
 operating revenue                 2004         2005   Change        2005
  ----------                     ------       ------   ------      ------
  Electronics
   Customers                 Y1,444,257   Y1,480,466     +2.5%    $12,546
   Intersegment                  80,373      115,288                  977
  ----------                     ------       ------               ------
   Total                      1,524,630    1,595,754     +4.7      13,523

  Game
   Customers                    273,599      402,925    +47.3       3,415
   Intersegment                   9,022       16,321                  138
  ----------                     ------       ------               ------
   Total                        282,621      419,246    +48.3       3,553

  Pictures
   Customers                    203,097      202,241     -0.4       1,714
   Intersegment                       -            -                    -
  ----------                     ------       ------               ------
   Total                        203,097      202,241     -0.4       1,714

  Financial Services
   Customers                    139,479      184,586    +32.3       1,564
   Intersegment                   5,483        5,805                   49
  ----------                     ------       ------               ------
   Total                        144,962      190,391    +31.3       1,613

  Other
   Customers                     87,753       97,344    +10.9         825
   Intersegment                  21,571       20,801                  176
  ----------                     ------       ------               ------
   Total                        109,324      118,145     +8.1       1,001

  Elimination                  (116,449)    (158,215)       -      (1,340)
  ----------                     ------       ------               ------
  Consolidated total         Y2,148,185   Y2,367,562    +10.2%    $20,064


Electronics intersegment amounts primarily consist of transactions with the Game, Pictures and Other segments.
Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.


Operating income (loss)            2004         2005   Change        2005
  ----------                     ------       ------   ------      ------
  Electronics                   Y50,519      Y78,888    +56.2%       $668
  Game                           44,574       67,819    +52.1         575
  Pictures                       18,646         (378)       -          (3)
  Financial Services             13,904       47,048   +238.4         399
  Other                          13,383       14,858    +11.0         126
  ----------                     ------       ------               ------
  Total                         141,026      208,235    +47.7       1,765

  Corporate and                  (2,853)      (5,414)       -         (46)
   elimination
  ----------                     ------       ------               ------
  Consolidated total           Y138,173     Y202,821    +46.8%     $1,719


Commencing April 1, 2005, Sony has partly realigned its business segment configuration. Results of the previous year have been reclassified to conform to the presentations for the current quarter (see Notes 5 and 6).


Business Segment Information (Unaudited)
----------------------------------------
                              (Millions of yen, millions of U.S. dollars)
Sales and                              Nine months ended December 31
 operating revenue                 2004         2005   Change        2005
  ----------                     ------       ------   ------      ------
  Electronics
   Customers                 Y3,739,558   Y3,600,837     -3.7%    $30,516
   Intersegment                 143,517      333,332                2,824
  ----------                     ------       ------               ------
   Total                      3,883,075    3,934,169     +1.3      33,340

  Game
   Customers                    488,534      772,396    +58.1       6,546
   Intersegment                  19,097       33,874                  287
  ----------                     ------       ------               ------
   Total                        507,631      806,270    +58.8       6,833

  Pictures
   Customers                    543,030      505,477     -6.9       4,284
   Intersegment                       -            -                    -
  ----------                     ------       ------               ------
   Total                        543,030      505,477     -6.9       4,284

  Financial Services
   Customers                    386,828      503,277    +30.1       4,265
   Intersegment                  17,620       16,810                  143
  ----------                     ------       ------               ------
   Total                        404,448      520,087    +28.6       4,408

  Other
   Customers                    304,645      248,004    -18.6       2,101
   Intersegment                  58,968       59,301                  503
  ----------                     ------       ------               ------
   Total                        363,613      307,305    -15.5       2,604

  Elimination                  (239,202)    (443,317)       -      (3,757)
  ----------                     ------       ------               ------
  Consolidated total         Y5,462,595   Y5,629,991     +3.1%    $47,712


Electronics intersegment amounts primarily consist of transactions with the Game, Pictures and Other segments.
Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Operating income (loss)            2004         2005   Change        2005
  ----------                     ------       ------   ------      ------
  Electronics                   Y66,184      Y60,955     -7.9%       $517
  Game                           41,682       70,144    +68.3         594
  Pictures                       50,165       (2,765)       -         (23)
  Financial Services             39,188      109,017   +178.2         924
  Other                          10,588       26,460   +149.9         224
  ----------                     ------       ------               ------
  Total                         207,807      263,811    +27.0       2,236

  Corporate and                 (16,475)     (10,355)       -         (88)
   elimination
  ----------                     ------       ------               ------
  Consolidated total           Y191,332     Y253,456    +32.5%     $2,148


Commencing April 1, 2005, Sony has partly realigned its business segment configuration. Results of the previous year have been reclassified to conform to the presentations for the current period (see Notes 5 and 6).


Electronics Sales and Operating Revenue to Customers by Product
Category
                              (Millions of yen, millions of U.S. dollars)
Sales and operating                   Three months ended December 31
 revenue                          2004          2005  Change         2005
----------                      ------        ------  ------       ------
Audio                         Y183,977      Y184,559    +0.3%      $1,564
Video                          330,815       313,082    -5.4        2,653
Televisions                    307,762       359,248   +16.7        3,044
Information and                228,407       220,157    -3.6        1,866
 Communications
Semiconductors                  53,755        63,974   +19.0          542
Components                     164,746       185,575   +12.6        1,573
Other                          174,795       153,871   -12.0        1,304
----------                      ------        ------               ------
Total                       Y1,444,257    Y1,480,466    +2.5%     $12,546

Sales and operating                   Nine months ended December 31
 revenue                          2004          2005  Change         2005
----------                      ------        ------  ------       ------
Audio                         Y465,388      Y431,503    -7.3%      $3,657
Video                          828,197       812,041    -2.0        6,882
Televisions                    707,628       680,725    -3.8        5,769
Information and                601,784       589,317    -2.1        4,994
 Communications
Semiconductors                 195,657       179,529    -8.2        1,521
Components                     476,837       492,879    +3.4        4,177
Other                          464,067       414,843   -10.6        3,516
----------                      ------        ------               ------
Total                       Y3,739,558    Y3,600,837    -3.7%     $30,516


The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information. The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment. In addition, commencing April 1, 2005, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous year have been restated (see Note 7).



Geographic Segment Information (Unaudited)
------------------------------------------
                          (Millions of yen, millions of U.S. dollars)
Sales and operating               Three months ended December 31
 revenue                      2004          2005  Change         2005
  ----------                ------        ------  ------       ------
  Japan                   Y605,877      Y610,939    +0.8%      $5,177
  United States            576,459       659,222   +14.4        5,587
  Europe                   548,235       619,456   +13.0        5,250
  Other Areas              417,614       477,945   +14.4        4,050
  ----------                ------        ------               ------
  Total                 Y2,148,185    Y2,367,562   +10.2%     $20,064

Sales and operating               Nine months ended December 31
 revenue                      2004          2005  Change         2005
  ----------                ------        ------  ------       ------
  Japan                 Y1,581,273    Y1,582,599    +0.1%     $13,412
  United States          1,452,425     1,514,000    +4.2       12,831
  Europe                 1,283,838     1,319,489    +2.8       11,182
  Other Areas            1,145,059     1,213,903    +6.0       10,287
  ----------                ------        ------               ------
  Total                 Y5,462,595    Y5,629,991    +3.1%     $47,712


Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.


Consolidated Statements of Income (Unaudited)
---------------------------------------------
    (Millions of yen, millions of U.S. dollars, except per share amounts)
                                      Three months ended December 31
                                  2004          2005  Change         2005
                                ------        ------  ------       ------
Sales and operating                                        %
 revenue:
  Net sales                 Y1,996,676    Y2,165,618              $18,353
  Financial service            139,479       184,586                1,564
   revenue
  Other operating               12,030        17,358                  147
   revenue
                                ------        ------               ------
                             2,148,185     2,367,562   +10.2       20,064
Costs and expenses:
  Cost of sales              1,489,359     1,574,321               13,342
  Selling, general and         393,269       447,277                3,790
   administrative
  Financial service            125,609       137,337                1,164
   expenses
  Loss on sale, disposal         1,775         5,806                   49
   or impairment of
   assets, net
                                ------        ------               ------
                             2,010,012     2,164,741               18,345

Operating income               138,173       202,821   +46.8        1,719

Other income:
  Interest and dividends         2,427         6,633                   56
  Royalty income                 4,898         7,524                   64
  Foreign exchange gain,         5,381             -                    -
   net
  Gain on sale of                3,425         2,447                   21
   securities
   investments, net
  Gain on change in interest     1,612        18,946                  160
   in subsidiaries and equity
   investees
  Other                          5,924         5,254                   44
                                ------        ------               ------
                                23,667        40,804                  345
Other expenses:
  Interest                       7,265         7,983                   68
  Loss on devaluation of           106           171                    1
   securities investments
  Foreign exchange loss,             -         2,223                   19
   net
  Other                          5,244         7,342                   62
                                ------        ------               ------
                                12,615        17,719                  150

Income before income           149,225       225,906   +51.4        1,914
 taxes

  Income taxes                   7,017        75,749                  641
                                ------        ------               ------
Income before minority         142,208       150,157    +5.6        1,273
 interest and equity
 in net income of
 affiliated companies

  Minority interest in             728           715                    6
   income of consolidated
   subsidiaries

  Equity in net income           2,334        19,502                  165
   of affiliated
   companies
                                ------        ------               ------
Net income                    Y143,814      Y168,944   +17.5       $1,432
                                ------        ------               ------
Per share data:
  Common stock
   Net income
    - Basic                    Y155.32       Y169.36    +9.0        $1.44
    - Diluted                   138.08        161.60   +17.0         1.37
  Subsidiary tracking
   stock
   Net income
    - Basic *                    27.29             -       -            -

* See Note 3.



    (Millions of yen, millions of U.S. dollars, except per share amounts)
                                      Nine months ended December 31
                                  2004          2005  Change         2005
                                ------        ------  ------       ------
Sales and operating                                        %
 revenue:
  Net sales                 Y5,035,823    Y5,080,764              $43,057
  Financial service            386,828       503,277                4,265
   revenue
  Other operating               39,944        45,950                  390
   revenue
                                ------        ------               ------
                             5,462,595     5,629,991    +3.1       47,712
Costs and expenses:
  Cost of sales              3,776,754     3,850,900               32,635
  Selling, general and       1,131,889     1,097,032                9,297
   administrative
  Financial service            348,119       394,202                3,341
   expenses
  Loss on sale, disposal        14,501        34,401                  291
   or impairment of
   assets, net
                                ------        ------               ------
                             5,271,263     5,376,535               45,564

Operating income               191,332       253,456   +32.5        2,148

Other income:
  Interest and dividends        10,517        17,476                  148
  Royalty income                22,017        24,862                  211
  Gain on sale of                5,451         8,847                   75
   securities
   investments, net
  Gain on change in interest    15,107        57,477                  487
   in subsidiaries and equity
   investees
  Other                         18,607        16,080                  136
                                ------        ------               ------
                                71,699       124,742                1,057
Other expenses:
  Interest                      21,823        19,964                  169
  Loss on devaluation of         2,419         3,115                   26
   securities investments
  Foreign exchange loss,           553         3,289                   28
   net
  Other                         19,136        17,638                  150
                                ------        ------               ------
                                43,931        44,006                  373

Income before income           219,100       334,192   +52.5        2,832
 taxes

  Income taxes                  21,378       152,943                1,296
                                ------        ------               ------
Income before minority         197,722       181,249    -8.3        1,536
 interest, equity in net
 income of affiliated
 companies and cumulative
 effect of an accounting
 change

  Minority interest in           1,300        (1,093)                  (9)
   income (loss) of
   consolidated
   subsidiaries

  Equity in net income          28,579         7,807                   66
   of affiliated
   companies

Income before cumulative       225,001       190,149   -15.5        1,611
 effect of an accounting
 change

  Cumulative effect of          (4,713)            -                    -
   an accounting change
   (2004: Net of income
   taxes of Y2,675
   million)
                                ------        ------               ------
Net income                    Y220,288      Y190,149   -13.7       $1,611
                                ------        ------               ------
Per share data:
  Common stock
   Income before cumulative
    effect of an accounting
    change
    - Basic                    Y243.04            Y-       -           $-
    - Diluted                   216.87             -       -            -
   Net income
    - Basic                     237.95        189.45   -20.4         1.61
    - Diluted                   212.36        180.76   -14.9         1.53
  Subsidiary tracking
   stock
   Net income
    - Basic *                    45.41             -       -            -

* See Note 3.


Consolidated Balance Sheets (Unaudited)
---------------------------------------
                         (Millions of yen, millions of U.S. dollars)
                        December       March      December  December
                              31          31            31        31
     ASSETS                 2004        2005          2005      2005
                          ------      ------        ------    ------
Current assets:
  Cash and cash         Y575,341    Y779,103      Y615,072    $5,212
   equivalents
  Time deposits            2,485       1,492         1,830        16
  Marketable securities  540,177     460,202       527,689     4,472
  Notes and accounts   1,383,540   1,113,071     1,448,520    12,276
   receivable, trade
  Allowance for          (97,979)    (87,709)     (100,516)     (852)
   doubtful accounts
   and sales returns
  Inventories            653,790     631,349       751,545     6,369
  Deferred income        121,938     141,154       177,123     1,501
   taxes
  Prepaid expenses and   489,047     517,509       568,831     4,820
   other current assets
                          ------      ------        ------    ------
                       3,668,339   3,556,171     3,990,094    33,814

Film costs               263,157     278,961       371,895     3,152

Investments and
 advances:
  Affiliated companies   262,287     252,905       299,996     2,542
  Securities           2,501,026   2,492,784     3,083,230    26,129
   investments and
   other
                          ------      ------        ------    ------
                       2,763,313   2,745,689     3,383,226    28,671

Property, plant
 and equipment:
  Land                   182,133     182,900       182,297     1,545
  Buildings              912,906     925,796       954,464     8,089
  Machinery and        2,102,492   2,192,038     2,370,265    20,087
   equipment
  Construction in        141,645      92,611        76,774       651
   progress
  Less-Accumulated    (1,978,404) (2,020,946)   (2,202,122)  (18,663)
   depreciation
                          ------      ------        ------    ------
                       1,360,772   1,372,399     1,381,678    11,709
Other assets:
  Intangibles, net       209,385     187,024       194,959     1,652
  Goodwill               270,645     283,923       296,601     2,514
  Deferred insurance     373,288     374,805       389,933     3,305
   acquisition costs
  Deferred income        224,694     240,396       183,349     1,554
   taxes
  Other                  465,869     459,732       474,700     4,023
                          ------      ------        ------    ------
                       1,543,881   1,545,880     1,539,542    13,048
                          ------      ------        ------    ------
                      Y9,599,462  Y9,499,100   Y10,666,435   $90,394
                          ------      ------        ------    ------

  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Short-term            Y207,504     Y63,396      Y198,969    $1,686
   borrowings
  Current portion        450,305     166,870       200,763     1,701
   of long-term debt
  Notes and accounts     848,643     806,044       925,997     7,847
   payable, trade
  Accounts payable,      771,552     746,466       828,850     7,024
   other and accrued
   expenses
  Accrued income          79,282      55,651        93,721       794
   and other taxes
  Deposits from          512,800     546,718       601,446     5,097
   customers in the
   banking business
  Other                  408,991     424,223       487,502     4,133
                          ------      ------        ------    ------
                       3,279,077   2,809,368     3,337,248    28,282

Long-term liabilities:
  Long-term debt         637,063     678,992       650,514     5,513
  Accrued pension and    328,562     352,402       222,834     1,888
   severance costs
  Deferred income         66,949      72,227       193,193     1,637
   taxes
  Future insurance     2,383,749   2,464,295     2,680,265    22,714
   policy benefits
   and other
  Other                  242,628     227,631       248,953     2,110
                          ------      ------        ------    ------
                       3,658,951   3,795,547     3,995,759    33,862

Minority interest         24,140      23,847        37,014       314
 in consolidated
 subsidiaries

Stockholders' equity:
  Capital stock          480,348     621,709       621,775     5,269
  Additional paid-in     992,556   1,134,222     1,134,289     9,613
   capital
  Retained earnings    1,575,526   1,506,082     1,681,691    14,252
  Accumulated other     (405,232)   (385,675)     (138,330)   (1,172)
   comprehensive
   income
  Treasury stock,         (5,904)     (6,000)       (3,011)      (26)
   at cost
                          ------      ------        ------    ------
                       2,637,294   2,870,338     3,296,414    27,936
                          ------      ------        ------    ------
                      Y9,599,462  Y9,499,100   Y10,666,435   $90,394
                          ------      ------        ------    ------



Consolidated Statements of Cash Flows (Unaudited)
-------------------------------------------------
                              (Millions of yen, millions of U.S. dollars)
                                            Nine months ended December 31
                                         2004            2005        2005
                                       ------          ------      ------
Cash flows from operating
 activities:
 Net income                          Y220,288        Y190,149      $1,611
 Adjustments to reconcile net
  income to net cash provided by
  operating activities:
  Depreciation and                    268,740         278,259       2,358
   amortization, including
   amortization of
   deferred insurance
   acquisition costs
  Amortization of film costs          206,925         190,603       1,615
  Accrual for pension and              14,475          (4,146)        (35)
   severance costs, less
   payments
  Gain on the transfer to the               -         (73,472)       (623)
   Japanese Government of the
   substitutional portion
   of employee pension fund
  Loss on sale, disposal or            14,501          34,401         291
   impairment of assets, net
  Gain on sale or loss on              (3,032)         (5,732)        (49)
   devaluation of securities
   investments, net
  Gain on change in interest in       (15,107)        (57,477)       (487)
   subsidiaries and equity
   investees
  Deferred income taxes               (57,349)         80,709         684
  Equity in net income of             (27,851)         (4,160)        (35)
   affiliated companies, net of
   dividends
  Cumulative effect of an               4,713               -           -
   accounting change
  Changes in assets and
   liabilities:
   Increase in notes and             (288,539)       (325,032)     (2,754)
    accounts receivable, trade
   (Increase) Decrease in               5,099         (90,694)       (769)
    inventories
   Increase in film costs            (217,185)       (251,836)     (2,134)
   Increase in notes and               77,125         104,058         882
    accounts payable, trade
   Increase in accrued income          23,073          27,061         229
    and other taxes
   Increase in future insurance       100,665         110,014         932
    policy benefits and other
   Increase in deferred               (48,882)        (47,667)       (404)
    insurance acquisition costs
   Increase in marketable             (23,138)        (29,896)       (253)
    securities held in the
    financial service
    business for trading purpose
   Increase in other current          (59,213)        (66,110)       (560)
    assets
   Increase in other current           96,528         101,471         860
    liabilities
  Other                                47,009         (36,241)       (306)
                                       ------          ------      ------

   Net cash provided by               338,845         124,262       1,053
    operating activities
                                       ------          ------      ------

Cash flows from investing
 activities:
 Payments for purchases of fixed     (345,073)       (326,200)     (2,765)
  assets
 Proceeds from sales of fixed          27,504          11,632          99
  assets
 Payments for investments and        (998,760)     (1,061,286)     (8,994)
  advances by financial service
  business
 Payments for investments and        (143,382)        (20,944)       (177)
  advances (other than financial
  service business)
 Proceeds from maturities of          573,218         722,132       6,120
  marketable securities, sales of
  securities investments and
  collections of advances by
  financial service business
 Proceeds from maturities of           22,534          22,202         188
  marketable securities, sales of
  securities investments and
  collections of advances (other
  than financial service business)
 Proceeds from sales of                 3,162          72,045         611
  subsidiaries' and equity
  investees' stocks
 Other                                  1,709            (198)         (2)
                                       ------          ------      ------
    Net cash used in investing       (859,088)       (580,617)     (4,920)
     activities
                                       ------          ------      ------

Cash flows from financing
 activities:
 Proceeds from issuance of             10,286         127,653       1,082
  long-term debt
 Payments of long-term debt           (86,516)       (132,776)     (1,125)
 Increase in short-term                64,356          73,731         625
  borrowings
 Increase in deposits from            222,735         160,348       1,359
  customers in the financial
  service business
 Increase in call money and            53,012          52,800         447
  bills sold in the banking
  business
 Dividends paid                       (23,049)        (24,853)       (211)
 Proceeds from issuance of              3,463           6,937          59
  stocks by subsidiaries
 Other                                 (2,395)            245           2
                                       ------          ------      ------
   Net cash provided by               241,892         264,085       2,238
    financing activities
                                       ------          ------      ------

Effect of exchange rate changes         4,481          28,239         238
 on cash and cash equivalents
                                       ------          ------      ------
Net decrease in cash and cash        (273,870)       (164,031)     (1,391)
 equivalents
Cash and cash equivalents at          849,211         779,103       6,603
 beginning of the fiscal year
                                       ------          ------      ------
Cash and cash equivalents at         Y575,341        Y615,072      $5,212
 December 31
                                       ------          ------      ------


(Notes)

1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y118 = U.S. $1, the approximate Tokyo foreign exchange market rate as of December 30, 2005.

2. As of December 31, 2005, Sony had 928 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method in respect to 56 affiliated companies.

3. Sony calculates and presents per share data separately for Sony's common stock and for the subsidiary tracking stock which is linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting
   Standards ("FAS") No.128, "Earnings per Share". The holders of the subsidiary tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the "two-class" method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stockholders' economic interest in the targeted subsidiary's earnings available for dividends or change in accumulated losses that do not include those of the targeted subsidiary's subsidiaries.
   On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock with the method of compulsory conversion to shares of Sony's common stock. All shares of subsidiary tracking stock were converted to shares of Sony's common stock on December 1, 2005. As a result of the conversion, earnings per share of the subsidiary tracking stock for the three months and nine months ended December 31, 2005 are not calculated. The earnings allocated to common stock for the three months and nine months ended December 31, 2005 are calculated by subtracting the earnings allocated to the subsidiary tracking stock for the two months and eight months ended November 30, 2005, respectively.

   Weighted-average number of outstanding shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average number of outstanding shares for the three months and nine months ended December 31, 2004 and 2005 mainly resulted from convertible bonds.

   Weighted-average number                  (Thousands of shares)
    of outstanding shares               Three months ended December 31
   -----------------------             2004                       2005
   Net income                        ------                     ------
    - Basic                         925,368                    997,683
    - Diluted                     1,045,178                  1,045,558


   Weighted-average number                  (Thousands of shares)
    of outstanding shares                Nine months ended December 31
   -----------------------             2004                       2005
                                     ------                     ------
   Income before cumulative
    effect of an accounting
    change and net income
    - Basic                         925,183                    996,764
    - Diluted                     1,045,037                  1,044,546


   Weighted-average number of outstanding shares used for computation of earnings per share of the subsidiary tracking stock for the three months and nine months ended December 31, 2004 are 3,072 thousand shares. There were no potentially dilutive securities or options granted for earnings per share of the subsidiary tracking stock.

4. Sony's comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liabilities adjustments and foreign currency translation adjustments. Net income, other comprehensive income and comprehensive income for the three months and nine months ended December 31, 2004 and 2005 were as follows:


                            (Millions of yen, millions of U.S. dollars)

                      Three months ended         Nine months ended
                          December 31               December 31
                 ------     ------  ------    ------     ------  ------
                   2004       2005    2005      2004       2005    2005
----------       ------     ------  ------    ------     ------  ------
Net income     Y143,814   Y168,944  $1,432  Y220,288   Y190,149  $1,611
Other
 comprehensive
 income:
 Unrealized      (1,779)    49,614     420   (14,293)    82,588     700
  gains
  (losses) on
  securities
 Unrealized       2,532        272       2       119      1,004       9
  gains
  (losses) on
  derivative
  instruments
 Minimum          7,582         (3)     (0)   28,535     31,429     266
  pension
  liabilities
  adjustments
 Foreign        (56,100)    78,443     665    30,366    132,324   1,121
  currency
  translation
  adjustments
                 ------     ------  ------    ------     ------  ------
                (47,765)   128,326   1,087    44,727    247,345   2,096
----------       ------     ------  ------    ------     ------  ------
Comprehensive   Y96,049   Y297,270  $2,519  Y265,015   Y437,494  $3,707
 income
----------       ------     ------  ------    ------     ------  ------

5. As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of this joint venture, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to "Other" category in the Electronics segment. In addition, effective April 1, 2005, a similar change was made with respect to the Japan based disc manufacturing businesses. Results for the same period of the previous year in the Electronics segment have been restated to account for these reclassifications.
   As a result of these changes in the Music segment, Sony no longer breaks out the Music segment as a reportable segment as it no longer meets the materiality threshold. Effective April 1, 2005, results for the Music segment are included within the Other segment. Accordingly, results for the same period of the previous year in the Electronics and the Other segments have been restated to conform to the presentation for this year.

6. In July 2004, in order to establish a more efficient and coordinated semiconductor supply structure, Sony group has integrated its semiconductor manufacturing business by transferring Sony Computer Entertainment's semiconductor manufacturing operation from the Game segment to the Electronics segment. As a result of this transfer, sales revenue and expenditures associated with this operation are now recorded within the "Semiconductor" category in the Electronics segment. The results for the three months ended June 30, 2004 have not been restated as such comparable figures cannot be practically obtained given that it was not operated as a separate line of business within the Game segment. This integration of the semiconductor manufacturing businesses is a part of Sony's semiconductor strategy of utilizing semiconductor technologies and manufacturing equipment originally developed or designed for the Game business within the Sony group as a whole.

7. Commencing April 1, 2005, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results for the same period of the previous year have been reclassified. The primary change is as shown below:


   Main Product       Previous Product       New Product Category
                      Category
   -----------        ----------------       --------------------
   Professional-use   "Televisions"      ->  "Information and
   projector                                 Communications"


8. In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued
   Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP
   03-1, Sony's operating income for the nine months ended December 31, 2004 decreased by Y968 million. Additionally, on April 1, 2004, Sony recognized Y4,713 million of loss (net of income taxes of Y2,675 million) as a cumulative effect of an accounting change.

9. In December 2004, the FASB issued FAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29". This statement requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. This statement is effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005. Sony adopted FAS No.153 during the quarter ended September 30, 2005. The adoption of FAS No.153 did not have a material impact on Sony's results of operations and financial position.


Other Consolidated Financial Data
                       (Millions of yen, millions of U.S. dollars)
                                  Three months ended December 31
                                  2004       2005 Change      2005
                                ------     ------ ------    ------
Capital expenditures           Y78,700    Y76,139   -3.3%     $645
 (additions to property,
 plant and equipment)
Depreciation and                92,036     96,843   +5.2       821
 amortization expenses*
(Depreciation expenses for     (75,594)   (79,780)  +5.5      (676)
 tangible assets)
R&D expenses                   119,430    121,668   +1.9     1,031

                                   Nine months ended December 31
                                  2004       2005 Change      2005
                                ------     ------ ------    ------
Capital expenditures          Y256,822   Y261,920   +2.0%   $2,220
 (additions to property,
 plant and equipment)
Depreciation and               268,740    278,259   +3.5     2,358
 amortization expenses*
(Depreciation expenses        (217,080)  (226,506)  +4.3    (1,920)
 for tangible assets)
R&D expenses                   370,030    371,425   +0.4     3,148


* Including amortization expenses for intangible assets and for deferred insurance acquisition costs



Condensed Financial Services Financial Statements (Unaudited)
-------------------------------------------------------------
The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial
Services segment and all other segments excluding Financial
Services.
These presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements.
Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.



Condensed Statements of Income
------------------------------
Financial Services        (Millions of yen, millions of U.S. dollars)
                                    Three months ended December 31
                                2004        2005     Change      2005
                              ------      ------     ------    ------
                                                          %
Financial service           Y144,962    Y190,392      +31.3    $1,613
 revenue
Financial service            131,058     143,344       +9.4     1,214
 expenses
                              ------      ------               ------
Operating income              13,904      47,048     +238.4       399
Other income (expenses),         861       1,412      +64.0        12
 net
                              ------      ------               ------
Income before income          14,765      48,460     +228.2       411
 taxes
Income taxes and other         5,399      17,539     +224.9       149
                              ------      ------               ------
Net income                    Y9,366     Y30,921     +230.1      $262
                              ------      ------               ------


                          (Millions of yen, millions of U.S. dollars)
Sony without                      Three months ended December 31
 Financial Services             2004        2005     Change      2005
                              ------      ------     ------    ------
                                                          %
Net sales and             Y2,012,140  Y2,184,904       +8.6   $18,516
 operating revenue
Costs and                  1,888,195   2,029,297       +7.5    17,197
 expenses
                              ------      ------               ------
Operating income             123,945     155,607      +25.5     1,319
Other income                  10,516      21,840     +107.7       185
 (expenses), net
                              ------      ------               ------
Income before                134,461     177,447      +32.0     1,504
 income taxes
Income taxes and                  13      39,424 +303,161.5       334
 other
                              ------      ------               ------
Net income                  Y134,448    Y138,023       +2.7    $1,170
                              ------      ------               ------


                          (Millions of yen, millions of U.S. dollars)
Consolidated                      Three months ended December 31
                                2004        2005     Change      2005
                              ------      ------     ------    ------
                                                          %
Financial service           Y139,479    Y184,586      +32.3    $1,564
 revenue
Net sales and              2,008,706   2,182,976       +8.7    18,500
 operating revenue
                              ------      ------               ------
                           2,148,185   2,367,562      +10.2    20,064
Costs and expenses         2,010,012   2,164,741       +7.7    18,345
                              ------      ------               ------
Operating income             138,173     202,821      +46.8     1,719
Other income                  11,052      23,085     +108.9       195
 (expenses), net
                              ------      ------               ------
Income before income         149,225     225,906      +51.4     1,914
 taxes
Income taxes and other         5,411      56,962     +952.7       482
                              ------      ------               ------
Net income                  Y143,814    Y168,944      +17.5    $1,432
                              ------      ------               ------



Condensed Statements of Income
------------------------------
                          (Millions of yen, millions of U.S. dollars)
                                    Nine months ended December 31
Financial Services              2004        2005     Change      2005
                                                          %
                              ------      ------     ------    ------
Financial service           Y404,448    Y520,088      +28.6    $4,408
 revenue
Financial service            365,260     411,071      +12.5     3,484
 expenses
                              ------      ------               ------
Operating income              39,188     109,017     +178.2       924
Other income (expenses),       9,754      24,646     +152.7       209
 net
                              ------      ------               ------
Income before income          48,942     133,663     +173.1     1,133
 taxes
Income taxes and other        18,857      50,827     +169.5       431
                              ------      ------               ------
Income before cumulative      30,085      82,836     +175.3       702
 effect of an accounting
 change
Cumulative effect of an       (4,713)          -          -         -
 accounting change
                              ------      ------               ------
Net income                   Y25,372     Y82,836     +226.5      $702
                              ------      ------               ------


                          (Millions of yen, millions of U.S. dollars)
Sony without                        Nine months ended December 31
 Financial Services             2004        2005     Change      2005
                              ------      ------     ------    ------
                                                          %
Net sales and             Y5,083,519  Y5,132,822       +1.0   $43,498
 operating revenue
Costs and expenses         4,931,856   4,989,458       +1.2    42,283
                              ------      ------               ------
Operating income             151,663     143,364       -5.5     1,215
Other income                  24,995      57,035     +128.2       483
 (expenses), net
                              ------      ------               ------
Income before income         176,658     200,399      +13.4     1,698
 taxes
Income taxes and other       (24,758)     93,216          -       790
                              ------      ------               ------
Net income                  Y201,416    Y107,183      -46.8      $908
                              ------      ------               ------


                          (Millions of yen, millions of U.S. dollars)
Consolidated                        Nine months ended December 31
                                2004        2005     Change      2005
                              ------      ------     ------    ------
                                                          %
Financial service           Y386,828    Y503,277      +30.1    $4,265
 revenue
Net sales and              5,075,767   5,126,714       +1.0    43,447
 operating revenue
                              ------      ------               ------
                           5,462,595   5,629,991       +3.1    47,712
Costs and expenses         5,271,263   5,376,535       +2.0    45,564
                              ------      ------               ------
Operating income             191,332     253,456      +32.5     2,148
Other income                  27,768      80,736     +190.8       684
 (expenses), net
                              ------      ------               ------
Income before income         219,100     334,192      +52.5     2,832
 taxes
Income taxes and other        (5,901)    144,043          -     1,221
                              ------      ------               ------
Income before                225,001     190,149      -15.5     1,611
 cumulative effect of
 an accounting change
Cumulative effect of          (4,713)          -          -         -
 an accounting change
                              ------      ------               ------
Net income                  Y220,288    Y190,149      -13.7    $1,611
                              ------      ------               ------


Condensed Balance Sheet
-----------------------
                          (Millions of yen, millions of U.S. dollars)
Financial Services     December       March      December    December
                             31          31            31          31
        ASSETS             2004        2005          2005        2005
                         ------      ------        ------      ------
Current assets:
  Cash and cash        Y197,245    Y259,371      Y176,411      $1,495
   equivalents
  Marketable            536,099     456,130       523,612       4,437
   securities
  Other                 207,810     274,690       206,092       1,747
                         ------      ------        ------      ------
                        941,154     990,191       906,115       7,679

Investments and       2,383,676   2,378,966     2,962,820      25,109
 advances
Property, plant and      38,686      38,551        36,339         308
 equipment
Other assets:
  Deferred insurance    373,288     374,805       389,933       3,305
   acquisition costs
  Other                 103,539     103,004       141,837       1,201
                         ------      ------        ------      ------
                        476,827     477,809       531,770       4,506
                         ------      ------        ------      ------
                     Y3,840,343  Y3,885,517    Y4,437,044     $37,602
                         ------      ------        ------      ------

  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Short-term           Y141,777     Y45,358       Y94,848        $804
   borrowings
  Notes and accounts      8,747       7,099        12,142         103
   payable, trade
  Deposits from         512,800     546,718       601,446       5,097
   customers in the
   banking business
  Other                 108,416     109,438       128,119       1,085
                         ------      ------        ------      ------
                        771,740     708,613       836,555       7,089

Long-term liabilities:
  Long-term debt        136,472     135,750       134,785       1,142
  Accrued pension and    11,518      14,362        13,614         115
   severance costs
  Future insurance    2,383,749   2,464,295     2,680,265      22,714
   policy benefits
   and other
  Other                 135,749     142,272       192,240       1,631
                         ------      ------        ------      ------
                      2,667,488   2,756,679     3,020,904      25,602

Minority interest in      5,560       5,476         4,054          34
 consolidated
 subsidiaries
Stockholders' equity    395,555     414,749       575,531       4,877
                         ------      ------        ------      ------
                     Y3,840,343  Y3,885,517    Y4,437,044     $37,602
                         ------      ------        ------      ------


                          (Millions of yen, millions of U.S. dollars)
Sony without           December       March      December    December
 Financial Services          31          31            31          31
        ASSETS             2004        2005          2005        2005
                         ------      ------        ------      ------
Current assets:
  Cash and cash        Y378,096    Y519,732      Y438,661      $3,717
   equivalents
  Marketable              4,078       4,072         4,077          35
   securities
  Notes and accounts  1,212,422     952,692     1,337,504      11,335
   receivable, trade
  Other               1,156,326   1,116,353     1,334,372      11,308
                         ------      ------        ------      ------
                      2,750,922   2,592,849     3,114,614      26,395

Film costs              263,157     278,961       371,895       3,152
Investments and         504,131     445,446       502,252       4,256
 advances
Investments in          187,400     187,400       187,400       1,588
 Financial Services, at
 cost
Property, plant and   1,322,086   1,333,848     1,345,339      11,401
 equipment
Other assets          1,183,216   1,189,398     1,083,003       9,178
                         ------      ------        ------      ------
                     Y6,210,912  Y6,027,902    Y6,604,503     $55,970
                         ------      ------        ------      ------

  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Short-term           Y537,924    Y204,027      Y321,783      $2,727
   borrowings
  Notes and accounts    842,852     801,252       916,700       7,769
   payable, trade
  Other               1,160,417   1,132,201     1,296,755      10,989
                         ------      ------        ------      ------
                      2,541,193   2,137,480     2,535,238      21,485

Long-term liabilities:
  Long-term debt        630,981     627,367       595,784       5,049
  Accrued pension and   317,044     338,040       209,220       1,773
   severance costs
  Other                 273,839     263,520       323,070       2,738
                         ------      ------        ------      ------
                      1,221,864   1,228,927     1,128,074       9,560

Minority interest in     18,680      18,471        32,571         276
 consolidated
 subsidiaries
Stockholders' equity  2,429,175   2,643,024     2,908,620      24,649
                         ------      ------        ------      ------
                     Y6,210,912  Y6,027,902    Y6,604,503     $55,970
                         ------      ------        ------      ------


                          (Millions of yen, millions of U.S. dollars)
Consolidated           December       March      December    December
                             31          31            31          31
        ASSETS             2004        2005          2005        2005
                         ------      ------        ------      ------
Current assets:
  Cash and cash        Y575,341    Y779,103      Y615,072      $5,212
   equivalents
  Marketable            540,177     460,202       527,689       4,472
   securities
  Notes and accounts  1,285,561   1,025,362     1,348,004      11,424
   receivable, trade
  Other               1,267,260   1,291,504     1,499,329      12,706
                         ------      ------        ------      ------
                      3,668,339   3,556,171     3,990,094      33,814

Film costs              263,157     278,961       371,895       3,152
Investments and       2,763,313   2,745,689     3,383,226      28,671
 advances
Property, plant and   1,360,772   1,372,399     1,381,678      11,709
 equipment
Other assets:
  Deferred insurance    373,288     374,805       389,933       3,305
   acquisition costs
  Other               1,170,593   1,171,075     1,149,609       9,743
                         ------      ------        ------      ------
                      1,543,881   1,545,880     1,539,542      13,048
                         ------      ------        ------      ------
                     Y9,599,462  Y9,499,100   Y10,666,435     $90,394
                         ------      ------        ------      ------

  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Short-term           Y657,809    Y230,266      Y399,732      $3,388
   borrowings
  Notes and accounts    848,643     806,044       925,997       7,847
   payable, trade
  Deposits from         512,800     546,718       601,446       5,097
   customers in the
   banking business
  Other               1,259,825   1,226,340     1,410,073      11,950
                         ------      ------        ------      ------
                      3,279,077   2,809,368     3,337,248      28,282

Long-term liabilities:
  Long-term debt        637,063     678,992       650,514       5,513
  Accrued pension       328,562     352,402       222,834       1,888
   and severance
   costs
  Future insurance    2,383,749   2,464,295     2,680,265      22,714
   policy benefits
   and other
  Other                 309,577     299,858       442,146       3,747
                         ------      ------        ------      ------
                      3,658,951   3,795,547     3,995,759      33,862

Minority interest in     24,140      23,847        37,014         314
 consolidated
 subsidiaries
Stockholders' equity  2,637,294   2,870,338     3,296,414      27,936
                         ------      ------        ------      ------
                     Y9,599,462  Y9,499,100   Y10,666,435     $90,394
                         ------      ------        ------      ------



Condensed Statements of Cash Flows
----------------------------------
                          (Millions of yen, millions of U.S. dollars)
                                        Nine months ended December 31
Financial Services                      2004         2005        2005
                                      ------       ------      ------
Net cash provided by operating      Y114,487      Y78,296        $664
 activities
Net cash used in investing          (455,219)    (369,939)     (3,135)
 activities
Net cash provided by financing       281,661      208,683       1,768
 activities                           ------       ------      ------
Net decrease in cash and cash        (59,071)     (82,960)       (703)
 equivalents
Cash and cash equivalents at         256,316      259,371       2,198
 beginning of the fiscal year         ------       ------      ------
Cash and cash equivalents at        Y197,245     Y176,411      $1,495
 December 31                          ------       ------      ------

                          (Millions of yen, millions of U.S. dollars)
Sony without Financial                  Nine months ended December 31
 Services                               2004         2005        2005
                                      ------       ------      ------
Net cash provided by operating      Y230,785      Y45,207        $383
 activities
Net cash used in investing          (414,690)    (205,433)     (1,741)
 activities
Net cash provided by (used in)       (35,375)      50,916         432
 financing activities
Effect of exchange rate changes on     4,481       28,239         238
 cash and cash equivalents            ------       ------      ------
Net decrease in cash and cash       (214,799)     (81,071)       (688)
 equivalents
Cash and cash equivalents at         592,895      519,732       4,405
 beginning of the fiscal year         ------       ------      ------
Cash and cash equivalents at        Y378,096     Y438,661      $3,717
 December 31                          ------       ------      ------

                          (Millions of yen, millions of U.S. dollars)
                                        Nine months ended December 31
Consolidated                            2004         2005        2005
                                      ------       ------      ------
Net cash provided by operating      Y338,845     Y124,262      $1,053
 activities
Net cash used in investing          (859,088)    (580,617)     (4,920)
 activities
Net cash provided by financing       241,892      264,085       2,238
 activities
Effect of exchange rate changes on     4,481       28,239         238
 cash and cash equivalents            ------       ------      ------
Net decrease in cash and cash       (273,870)    (164,031)     (1,391)
 equivalents
Cash and cash equivalents at         849,211      779,103       6,603
 beginning of the fiscal year         ------       ------      ------
Cash and cash equivalents at        Y575,341     Y615,072      $5,212
 December 31                          ------       ------      ------



Investor Relations Contacts:
----------------------------

Tokyo               New York              London
Takao Yuhara        Justin Hill/          Chris Hohman/
                    Miki Emura            Shinji Tomita
+81-(0)3-5448-2180  +1-212-833-6722       +44-(0)20-7444-9713


Home Page: http://www.sony.net/IR/